UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
The Navigators Group, Inc.
(Name of Issuer)
Common Stock, par value $0.10
(Title of Class of Securities)
638904102
(CUSIP Number)
David C. Robinson
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155
(860) 547-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Stephen G. Rooney
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 506-2567
August 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 638904102
1.	Name of Reporting Person The Hartford Financial Services Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 6,718,150
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,718,150
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 22.57(1)
14.	Type of Reporting Person (See Instructions): CO
(1) The percentage set forth in row (13) is based on the 29,766,719 outstanding shares of Common Stock as of August 14, 2018, as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement (as defined below).

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of The Navigators Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 400 Atlantic Street, 8th Floor, Stamford, Connecticut 06901.

Item 2. Identity and Background

This Schedule 13D is being filed by The Hartford Financial Services Group, Inc., a Delaware corporation (the “Reporting Person”). The principal executive offices of the Reporting Person are located at One Hartford Plaza, Hartford, CT 06155.

The Reporting Person is a holding company for a group of subsidiaries that provide property and casualty insurance, group benefits and mutual funds to individual and business customers in the United States.

Set forth on Annex A to this Schedule 13D, and incorporated herein by reference, is a list of the executive officers and directors of the Reporting Person (the “Scheduled Persons”) that contains the following information with respect to each such person: (a) name, (b) business address, (c) present principal occupation or employment (including the name and the principal business address, if other than the Reporting Person, of any corporation or other organization in which such employment is conducted), and (d) citizenship. Except as set forth otherwise on Annex A, each person identified on Annex A is a citizen of the United States.

During the last five years, neither the Reporting Person, nor, to the best of its knowledge, any of the Scheduled Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements described in Item 4 of this statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreements (as defined in Item 4 below) by the Reporting Person and the Stockholders (as defined below). No payments were made by or on behalf of the Reporting Person in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreements. The Stockholders will receive the same consideration per share of Common Stock that other holders of shares of Common Stock receive pursuant to the terms of the Merger Agreement.

Item 4. Purpose of Transaction

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Agreement and Plan of Merger

On August 22, 2018, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Renato Acquisition Co., a direct wholly owned subsidiary of the Reporting Person (“Merger Sub”). The Merger Agreement provides for, subject to the satisfaction or waiver of specified conditions, the merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct wholly owned subsidiary of the Reporting Person.

At the effective time of the Merger, each issued and outstanding share of Common Stock (other than (a) shares of Common Stock that are owned by Merger Sub, the Reporting Person, the Issuer or any of their respective wholly owned subsidiaries, and (b) shares of Common Stock that are held by any person who is entitled to demand and properly demands appraisal for such shares of Common Stock pursuant to, and who complies in all respects with, Section 262 of the Delaware General Corporation Law) will be automatically converted into the right to receive an amount in cash equal to $70.00 per share of Common Stock, without interest (the “Merger Consideration”).

The Merger Agreement requires the Issuer to hold a meeting of its stockholders and, subject to certain exceptions set forth in the Merger Agreement, provides that the Issuer’s board of directors (the “Issuer’s Board”) will recommend the adoption of the Merger Agreement to the holders of shares of Common Stock.

The Merger Agreement contains customary representations and warranties from both the Issuer, on the one hand, and the Reporting Person and Merger Sub, on the other hand. The Issuer has agreed to customary covenants, including, among other things, covenants (a) to carry on its business in all material respects in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger and not to engage in certain conduct during such period, in each case subject to certain exceptions and (b) not to solicit acquisition proposals from persons other than the Reporting Person or to provide information or enter into discussions in connection with any such acquisition proposal, subject to certain exceptions set forth in the Merger Agreement (including those described below).

During the period beginning on the date of the Merger Agreement and continuing until 12:01 a.m. (New York City time) on the 30th day after the date of the Merger Agreement (the “Go-Shop Period”), the Issuer and its representatives may initiate, solicit and knowingly encourage and facilitate any acquisition proposal from persons other than the Reporting Person, participate in discussions and negotiations regarding any such acquisition proposal and provide nonpublic information to any persons making any such acquisition proposal (pursuant to a confidentiality agreement with each such person which complies with the terms of the Merger Agreement).

The Merger Agreement requires the Issuer to hold a meeting of its stockholders and, subject to the exceptions below, provides that the Issuer’s Board will recommend the adoption of the Merger Agreement to the holders of shares of Common Stock. Under certain limited circumstances and in compliance with certain obligations, in response to an Intervening Event (as defined in the Merger Agreement), the Issuer’s Board may change its recommendation if the Issuer’s Board determines in good faith, after consultation with the Issuer’s outside legal counsel, that failure to take such action would violate the directors’ fiduciary duties under applicable law, subject to certain matching rights of the Reporting Person set forth in the Merger Agreement.

Furthermore, under certain limited circumstances and in compliance with certain obligations, if, in response to a superior proposal more favorable to the Issuer’s stockholders from a financial point of view than the Merger, the Issuer’s Board determines in good faith, after consultation with the Issuer’s financial advisors and outside legal counsel, that failure to take such action would violate the directors’ fiduciary duties under applicable law, the Issuer’s Board can (a) change its recommendation or (b) cause the Issuer to terminate the Merger Agreement, pay the termination fee referred to below and enter into an agreement with respect to such superior proposal, subject to certain matching rights of the Reporting set forth in the Merger Agreement.

The Merger Agreement contains certain customary termination rights, including, among others, (a) termination by the Reporting Person or the Issuer if the Merger is not consummated by May 1, 2019, unless otherwise extended to July 1, 2019 pursuant to the terms of the Merger Agreement (such date, as may be extended, the “Walk Away Date”), (b) termination by the Issuer in connection with the entry into a definitive transaction agreement with respect to a superior proposal, (c) termination by the Reporting Person in the event of a change in the recommendation of the Issuer’s Board with respect to the Merger or (d) termination by the Reporting Person due to a material and willful breach of the “no-shop” provision or the proxy preparation and stockholder meeting covenants under the Merger Agreement. If the Merger Agreement is terminated under certain circumstances, the Issuer will be obligated to pay the Reporting Person a termination fee, in such amount, depending upon the circumstances under which the Merger Agreement is terminated, as set forth in the Merger Agreement.

Consummation of the Merger is subject to certain conditions, including adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Common Stock. Further conditions include the receipt of required antitrust and insurance regulatory approvals and the absence of any injunction or restraint enjoining the Merger. The Issuer and the Reporting Person have agreed to customary covenants to use their respective reasonable best efforts to take all actions necessary to cause the conditions to closing to be satisfied as promptly as reasonably practicable, including using their respective reasonable best efforts to obtain all necessary governmental and regulatory approvals. The Merger Agreement does not contain a financing condition.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K/A filed with the SEC on August 22, 2018.

Voting Agreements

On August 22, 2018, in connection with the execution of the Merger Agreement, the Reporting Person entered into (a) a voting agreement (the “Deeks Voting Agreement”) with Terence N. Deeks, Monica J. Deeks, the Deeks Family Foundation and certain trusts for the benefit of members of the Deeks family (collectively, the “Deeks Stockholders”) and (b) a voting agreement (the “Galanski Voting Agreement” and, together with the Deeks Voting Agreement, the “Voting Agreements”) with Stanley A. Galanski (together with the Deeks Stockholders, the “Stockholders”). To the best of the knowledge of the Reporting Person, the Stockholders collectively beneficially own, as of August 22, 2018, approximately 22.6% of the issued and outstanding shares of Common Stock. Pursuant to the Voting Agreements, the Stockholders agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Common Stock beneficially owned by them, or that may otherwise become beneficially owned by them during the term of the Voting Agreements (collectively, the “Subject Shares”), in favor of the adoption of the Merger Agreement. The identities of the Stockholders and, to the best of the knowledge of the Reporting Person, the number of shares of Common Stock beneficially owned by each of them as of August 22, 2018 are set forth in Annex B hereto.

The Deeks Voting Agreement will automatically terminate upon the earliest of (a) the Walk Away Date, (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms, (d) an adverse change of recommendation of the Issuer’s Board pursuant to and in accordance with the Merger Agreement, (e) with respect to any Deeks Stockholder, any amendment or modification of the Merger Agreement which (i) decreases the Merger Consideration or changes the type of Merger Consideration or (ii) otherwise causes a change that is adverse to such Deeks Stockholder in any material respect and (f) with respect to any Deeks Stockholder, the mutual written agreement of such Deeks Stockholder and the Reporting Person.

The Galanski Voting Agreement will automatically terminate upon the earliest of (a) the Walk Away Date, (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms, (d) an adverse change of recommendation of the Issuer’s Board pursuant to and in accordance with the Merger Agreement, (e) any amendment or modification to the Merger Agreement which (i) decreases the Merger Consideration or changes the type of Merger Consideration or (ii) otherwise causes a change that is adverse to Mr. Galanski in any material respect and (f) the mutual written agreement of Mr. Galanski and the Reporting Person.

The foregoing summary of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreements which are filed as Exhibits 99.2 and 99.3 to the Reporting Person’s Current Report on Form 8-K/A filed with the SEC on August 22, 2018.

Item 5. Interest in Securities of the Issuer

The responses of the Reporting Person to rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a)-(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person in connection with the Voting Agreements, the Reporting Person has not acquired and does not beneficially own any shares of Common Stock. The Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the shares of Common Stock covered by the Voting Agreements, except as expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act, the beneficial owner of any shares of Common Stock.

Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Annex A beneficially own any shares of Common Stock or have any right to acquire any shares of Common Stock.

Set forth on Annex B to this Schedule 13D, and incorporated herein by reference, is, to the best of the knowledge of the Reporting Person, the information required by Item 2 of Schedule 13D for each of the Stockholders with whom the Reporting Person may be deemed to have shared voting power with respect to the Subject Shares. However, the Reporting Person (i) is not entitled to any rights as a stockholder of the Issuer as to the Subject Shares, except as otherwise expressly provided in the Voting Agreements, and (ii) neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act.

The Reporting Person hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders.

(c) Neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of the persons listed in Annex A, has effected any transactions in the shares of Common Stock during the past sixty days.

(d) To the best of the knowledge of the Reporting Person, no person (other than the Stockholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated by reference in this Item 6. Except as set forth in this Schedule 13D, to the best of the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or any of the persons listed in Annex A, or between such persons and any other person, with respect to any securities of the Issuer (including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements), including, but not limited to, transfer or voting of any of the shares of Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

A.
Agreement and Plan of Merger, dated as of August 22, 2018, by and among The Navigators Group, Inc., The Hartford Financial Services Group, Inc. and Renato Acquisition Co. (incorporated by reference to Exhibit 2.1 of Hartford Financial Services Group, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2018).

B.
Voting Agreement, dated as of August 22, 2018, by and among The Hartford Financial Services Group, Inc., Terence N. Deeks, Monica J. Deeks, the Deeks Family Foundation and the trusts for the benefit of members of the Deeks family that are parties thereto (incorporated by reference to Exhibit 99.2 of Hartford Financial Services Group, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2018).

C.
Voting Agreement, dated as of August 22, 2018, by and between The Hartford Financial Services Group, Inc. and Stanley A. Galanski (incorporated by reference to Exhibit 99.3 of Hartford Financial Services Group, Inc.’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on August 22, 2018).

ANNEX A
Set forth below are the name and present principal occupation of each director and executive officer of The Hartford Financial Services Group, Inc. as of the date hereof. Unless otherwise indicated, (x) the executive officer’s or director’s business address is located at One Hartford Plaza, Hartford, CT 06155, (y) the name, principal business and address of the corporation or other organization in which an executive officer’s or director’s employment is conducted refers to the Reporting Person as described in the response to Item 2 of this Schedule 13D, which is incorporated herein by reference, and (z) unless otherwise indicated, the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation and Principal Business Address

Executive Officers
Christopher J. Swift	Chairman of the Board and Chief Executive Officer
William A. Bloom	Executive Vice President of Operations and Technology
Beth A. Bombara	Executive Vice President and Chief Financial Officer
Kathleen M. Bromage	Chief Marketing and Communications Officer
Douglas G. Elliot	President
Martha Gervasi	Executive Vice President, Human Resources
Brion S. Johnson	President of Talcott Resolution; Executive Vice President, Chief Investment Officer
Scott R. Lewis	Senior Vice President and Controller
Robert W. Paiano	Executive Vice President and Chief Risk Officer
David C. Robinson	Executive Vice President and General Counsel
John A. Wilcox	Chief Strategy and Ventures Officer

Board of Directors
Robert B. Allardice III	Director, The Hartford Financial Services Group, Inc.
Carlos Dominguez	President and Chief Operating Officer, Sprinklr Inc. 29 West 35th Street, 8th Floor, New York, NY 10001
Trevor Fetter	Director, The Hartford Financial Services Group, Inc.
Stephen P. McGill*	Director, The Hartford Financial Services Group, Inc.
Kathryn A. Mikells	Chief Financial Officer, Diageo plc Lakeside Drive, Park Royal, London X0 NW10 7HQ
Michael G. Morris	Director, The Hartford Financial Services Group, Inc.
Thomas A. Renyi	Director, The Hartford Financial Services Group, Inc.
Julie G. Richardson	Director, The Hartford Financial Services Group, Inc.
Teresa W. Roseborough	Executive Vice President, General Counsel and Corporate Secretary, The Home Depot, Inc. 2455 Paces Ferry Road, Atlanta, Georgia 30339
Virginia P. Ruesterholz	Director, The Hartford Financial Services Group, Inc.
Greig Woodring	Director, The Hartford Financial Services Group, Inc.

* Stephen P. McGill is a citizen of the United Kingdom.

ANNEX B

Name of Voting Party	Number of Shares of Common Stock
Terence N. Deeks	141,481
Terence N. Deeks and Monica Deeks, jointly	56,400
Deeks Family Foundation	41,000
Terence N. Deeks 2016 Qualified Three Year Annuity Trust u/a/d April 4, 2016	772,364
Terence N. Deeks 2017 Qualified Three Year Annuity Trust u/a/d April 19, 2017	758,180
Terence N. Deeks 2018 Qualified Three Year Annuity Trust u/a/d February 1, 2018	882,612
Claire E. Deeks 1995 Trust u/a/d August 10, 1995	338,884
Jane Deeks McCarthy 1995 Trust u/a/d November 27, 1995	548,405
Karen E. Deeks 2001 Trust u/a/d January 9, 2001	353,884
Ian E. Deeks 2003 Trust u/a/d April 28, 2003	353,884
2005 Deeks Declaration Children’s Trust u/a/d March 23, 2005	2,098,711
Katelyn T. McCarthy Original 1998 Trust u/a/d August 13, 1998	13,200
Courtney J. McCarthy Original 1998 Trust u/a/d August 13, 1998	13,200
Stanley A. Galanski	345,945

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of August 31, 2018

THE HARFORD FINANCIAL SERVICES GROUP, INC.

By:	/s/ David C. Robinson
Name:	David C. Robinson
Title:	Executive Vice President and General Counsel